Condensed Consolidated Interim Financial Statements

Points International Ltd.

September 30, 2021

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Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars

(Unaudited)

As at	Note	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$85,193	$73,070
Cash held in trust		2,151	280
Funds receivable from payment processors		5,735	5,795
Accounts receivable		12,381	3,559
Prepaid taxes		190	1,760
Prepaid expenses and other assets	14	4,527	3,075
Total current assets		$110,177	$87,539

Non-current assets
Property and equipment		1,164	1,529
Right-of-use assets		1,220	1,862
Intangible assets		10,720	12,130
Goodwill		5,681	5,681
Deferred tax assets		4,089	3,087
Other assets		67	202
Total non-current assets		$22,941	$24,491
Total assets		$133,118	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,545	$5,766
Income taxes payable		1,588	489
Payable to loyalty program partners		63,318	50,629
Current portion of lease liabilities		1,142	1,156
Current portion of other liabilities	14	976	847
Current portion of long term debt	10	-	3,500
Total current liabilities		$76,569	$62,387

Non-current liabilities
Long term debt	10	-	11,500
Lease liabilities		310	1,136
Other liabilities		36	57
Deferred tax liabilities		1,058	1,731
Total non-current liabilities		$1,404	$14,424
Total liabilities		$77,973	$76,811

SHAREHOLDERS' EQUITY
Share capital		70,967	49,251
Contributed surplus		2,569	1,795
Accumulated other comprehensive (loss) income		(65)	623
Accumulated deficit		(18,326)	(16,450)
Total shareholders' equity		$55,145	$35,219
Total liabilities and shareholders' equity		$133,118	$112,030
Guarantees and Commitments	12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

Expressed in thousands of United States dollars, except per share amounts (Unaudited)

	Note	For the three months ended		For the nine months ended
		September 30, 2021	September 30, 2020(1)	September 30, 2021	September 30, 2020(1)
REVENUE
Principal revenue		$79,885	$33,977	$237,073	$145,648
Other partner revenue		6,981	3,472	17,827	15,381
Total Revenue	5	$86,866	$37,449	$254,900	$161,029
Direct cost of revenue		74,478	31,745	221,203	134,510
Gross Profit		$12,388	$5,704	$33,697	$26,519

OPERATING EXPENSES
Sales and marketing	15	4,559	2,969	12,389	10,300
Research and development	15	3,577	2,255	9,039	8,217
General and administrative	15	3,906	2,619	9,980	8,149
Depreciation and amortization		1,053	1,173	3,507	3,681
Impairment charges	7	428	-	428	1,798
Total Operating Expenses		$13,523	$9,016	$35,343	$32,145

Foreign exchange loss (gain)	15	174	(178)	485	(296)
Finance and other income		(55)	(27)	(174)	(273)
Finance costs		77	223	284	591

LOSS BEFORE INCOME TAXES		$(1,331)	$(3,330)	$(2,241)	$(5,648)

Income tax recovery		(95)	(863)	(365)	(974)
NET LOSS		$(1,236)	$(2,467)	$(1,876)	$(4,674)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized (loss) gain on foreign exchange derivatives designated as cash flow hedges		(454)	242	64	(724)
Income tax effect		120	(64)	(17)	192
Reclassification to net income of (gain) loss on foreign exchange derivatives designated as cash flow hedges		(261)	79	(987)	438
Income tax effect		70	(21)	262	(116)
Foreign currency translation adjustment		(15)	(8)	(10)	(3)
Other comprehensive (loss) income for the period, net of income tax		$(540)	$228	$(688)	$(213)

TOTAL COMPREHENSIVE LOSS		$(1,776)	$(2,239)	$(2,564)	$(4,887)

LOSS PER SHARE
Basic loss per share	9	$(0.08)	$(0.19)	$(0.13)	$(0.35)
Diluted loss per share	9	$(0.08)	$(0.19)	$(0.13)	$(0.35)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(1) Prior period comparatives had been reclassified to conform with current year presentation. See Note 15.

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Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
Expressed in thousands of United States dollars except number of shares
(Unaudited)

				Attributable to Shareholders of the Company
		Share Capital		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Note	Number of Shares	Amount

Balance at December 31, 2020		13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss		-	-	-	-	(1,876)	(1,876)
Other comprehensive loss, net of tax		-	-	-	(688)	-	(688)
Total comprehensive loss		-	-	-	(688)	(1,876)	(2,564)
Effect of share-based compensation expense	6,11	-	-	4,159	-	-	4,159
Share issuances - options exercised		27,875	259	(72)	-	-	187
Settlement of RSUs	11	-	908	(3,313)	-	-	(2,405)
Shares purchased and held in trust	11	-	(2,726)	-	-	-	(2,726)
Shares issued, net of issuance costs	8	1,687,510	23,275	-	-	-	23,275
Balance at September 30, 2021		14,942,792	$70,967	$2,569	$(65)	$(18,326)	$55,145

Balance at December 31, 2019		13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss		-	-	-	-	(4,674)	(4,674)
Other comprehensive loss, net of tax		-	-	-	(213)	-	(213)
Total comprehensive loss		-	-	-	(213)	(4,674)	(4,887)
Effect of share-based compensation expense	6,11	-	-	2,653	-	-	2,653
Share issuances - options exercised		53,374	483	(416)	-	-	67
Settlement of RSUs	11	-	3,063	(4,245)	-	-	(1,182)
Shares repurchased and cancelled	8	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity(1)		-	-	4,302	-	(4,302)	-
Balance at September 30, 2020		13,227,407	$49,107	$1,490	$(29)	$(15,767)	$34,801

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(1) The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

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Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

		For the three months ended		For the nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash flows from operating activities
Net loss for the period		$(1,236)	$(2,467)	$(1,876)	$(4,674)
Adjustments for:
Depreciation and amortization		1,053	1,173	3,507	3,681
Unrealized foreign exchange (gain) loss		(372)	800	(327)	(66)
Share-based compensation expense	6,11	1,640	987	4,159	2,653
Finance costs		77	223	284	591
Deferred income tax recovery		(137)	(448)	(1,430)	(572)
Impairment charges	7	428	-	428	1,798
Derivative contracts designated as cash flow hedges		(715)	322	(923)	(285)
Changes in cash held in trust		(178)	(144)	(1,871)	1,894
Changes in non-cash balances related to operations	13	1,627	(28,157)	9,203	(35,268)
Interest paid		(77)	(233)	(321)	(551)
Net cash provided by (used in) operating activities		$2,110	$(27,944)	$10,833	$(30,799)

Cash flows from investing activities
Acquisition of property and equipment		(262)	(21)	(718)	(349)
Additions to intangible assets		(164)	(547)	(717)	(1,663)
Net cash used in investing activities		$(426)	$(568)	$(1,435)	$(2,012)

Cash flows from financing activities
Net proceeds from issuance of share capital	8	-	-	23,275	-
Proceeds from long term debt	10	-	-	-	40,000
Repayment of long term debt	10	-	(5,000)	(15,000)	(10,000)
Payment of lease liabilities		(301)	(314)	(936)	(951)
Proceeds from exercise of share options		15	-	187	67
Shares repurchased and cancelled	8	-	-	-	(1,042)
Purchase of shares held in trust	11	(2,273)	-	(2,726)	-
Taxes paid on net settlement of RSUs	11	(104)	(2)	(2,405)	(1,182)
Net cash (used in) provided by financing activities		$(2,663)	$(5,316)	$2,395	$26,892

Effect of exchange rate fluctuations on cash held		317	(747)	330	(30)
Net (decrease) increase in cash and cash equivalents		$(662)	$(34,575)	$12,123	$(5,949)
Cash and cash equivalents at beginning of the period		$85,855	$98,591	$73,070	$69,965
Cash and cash equivalents at end of the period		$85,193	$64,016	$85,193	$64,016
Interest received		$37	$35	$89	$335
Taxes received		$1,411	$-	$1,766	$-
Taxes paid		$(55)	$(9)	$(134)	$(1,851)

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points International Ltd. (the "Corporation" or "Points") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation are as at and for the three and nine months ended September 30, 2021. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

Points provides technology solutions and services to loyalty programs around the world. The Corporation's services facilitate the accrual or redemption of loyalty program currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. Points has loyalty program partnerships across the airline, hospitality, financial services and retail verticals.

The Corporation's operations can be moderately influenced by seasonality.  Historically gross profit is highest in the fourth quarter in each year as certain product offerings and marketing activities peak during this time.  Commencing 2020, financial results did not follow this trend due to the adverse impact of the COVID-19 pandemic.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2020 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

The notes presented in these third quarter 2021 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2020 and are not fully inclusive of all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation's annual audited consolidated financial statements for the year ended December 31, 2020. All amounts are expressed in thousands of United States dollars ("USD"), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2021.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2020.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2021

The following amendments to IFRS are effective from January 1, 2021, but they do not have a material impact on the Corporation's condensed consolidated interim financial statements:

Interest Rate Benchmark Reform - Phase 2

In August 2020, the IASB issued additional amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases. The objective of these amendments is to address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IFRS 7, IFRS 4 and IFRS 16.

As at January 1, 2021, the Corporation had $15,000 borrowings on its London Interbank Offered Rate (LIBOR) secured credit facility, which were fully repaid during the first quarter of 2021. As at September 30, 2021, the Corporation continues to have access to this facility and expects the interest rate benchmark to be changed to Secured Overnight Financing Rate ("SOFR") in the fourth quarter of 2021. The Corporation does not expect any material impact on the condensed consolidated interim financial statements as a result of applying the amendments.

(b) Segment Reporting

During the first quarter of 2021, the Corporation realigned its organizational, operational and internal reporting structures. As a result, the Corporation combined its Loyalty Currency Retailing, Platform Partners and Points Travel operations, previously considered as three distinct operating segments, into one segment. The change to a single operating segment resulted from various factors, including changes to the Corporation's management structure and to drive greater efficiencies and scale in the Corporation's business.

The Corporation's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM regularly reviews the Corporation's operating results and makes decisions about resource allocation based on information provided by Management at a consolidated level.

(c) Cash Generating Units

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash generating units or "CGUs"). The Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year or when an indicator of impairment is considered to exist. The Corporation had previously determined that it had three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel.

In recent years, the Corporation has significantly invested in the functionality and scalability of the Loyalty Commerce Platform ("LCP"), with the intention to migrate and centralize the technology enabling the Corporation's revenue generation. The technologies that previously operated separately, are now fundamentally integrated into the LCP, which is the core asset and backbone for facilitating substantially all of the Corporation's transactions. This centralization and migration of products to the LCP, coupled with the Corporation's change in organizational structure (see Note 3(b)), and how Management monitors operations and makes business decisions, resulted in the change in the Corporation's CGU composition. Starting in 2021, the Corporation is operating as a single CGU.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Due to the change of the Corporation's CGU composition, Management assessed qualitatively and quantitatively the recoverable amount of the CGU as at March 31, 2021. Based on the facts and circumstances present as at March 31, 2021, it was concluded that there was no impairment.

4. COVID-19

The COVID-19 pandemic has had a significant adverse impact on the Corporation's financial performance compared to pre-COVID levels.

In response to COVID-19, the Corporation implemented measures at the onset of the pandemic in early 2020 to mitigate its impact on the business, preserve cash, and strengthen the Corporation's overall liquidity. These measures included:

● Expense mitigation measures including pausing most hiring activity and significantly reducing discretionary spend and capital expenditures.

● Pursued government subsidy programs available to the Corporation in the jurisdictions in which the Corporation operates, most notably the Canada Emergency Wage Subsidy program ("CEWS"); refer to Note 6.

● Suspended future share buyback activity under the Normal Course Issuer Bid ("NCIB") and significantly reduced funding of the Restricted Share Unit ("RSU") plan.

Since the first quarter of 2021, the Corporation's business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced in 2020. This improvement generally coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. As performance levels have improved, the Corporation has started to ease some of the spending restrictions put in place at the onset of the pandemic.

The duration and impact of the COVID-19 pandemic on future periods remains unknown. While some governments have started to relax COVID-19 restrictions that were originally put in place at the beginning of the pandemic and vaccine distributions have progressed over the last several months, there remains uncertainty around when remaining government restrictions may be lifted, if additional restrictions may be put in place, the timing of distribution of the vaccines globally, the impacts of new variants, and if there are any lasting changes in consumer spending and travel behaviour. The COVID-19 pandemic, the measures taken by governments of countries affected and the resulting economic impact may continue to adversely affect the Corporation's financial performance, cash flows and financial position as well as that of its partners in future periods.

5. OPERATING SEGMENT

The Corporation provides technology solutions and services to the loyalty program industry and is organized and managed as a single operating segment, with its operating results reviewed by the Corporation's Chief Executive Officer, who is the CODM.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Enterprise-wide disclosures - Geographic information

	Three months ended				Nine months ended
For the period ended September 30	2021		2020		2021		2020
Revenue
United States	$78,677	91%	$33,272	89%	$231,673	91%	$142,448	88%
Europe	3,801	4%	2,541	7%	12,585	5%	10,981	7%
Other	4,388	5%	1,636	4%	10,642	4%	7,600	5%
	$86,866	100%	$37,449	100%	$254,900	100%	$161,029	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at September 30, 2021, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three-month period ended September 30, 2021, there were three (2020 - four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 69% (2020 - 75%) of the Corporation's total revenue.

For the nine-month period ended September 30, 2021, there were two (2020 - three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 60% (2020 - 66%) of the Corporation's total revenue.

6. EMPLOYMENT COSTS

During the three and nine month period ended September 30, 2021, total employment costs, comprising of salaries, benefits and share-based compensation expense, net of government grants and tax credits, were $9,062 and $23,976, respectively (2020 - $5,447 and $18,079).

The Corporation's share-based compensation expenses were recognized as follows:

	Three months ended		Nine months ended
For the period ended September 30	2021	2020	2021	2020
Sales and marketing	$370	$233	$1,008	$661
Research and development	255	154	581	562
General and administrative	1,015	600	2,570	1,430
Total share-based compensation expenses	$1,640	$987	$4,159	$2,653

In March 2020, the Government of Canada announced the CEWS which provides eligible employers with subsidies on employee renumeration.

During the three month period ended September 30, 2021, the Corporation did not record any subsidies from the CEWS. During the three month period ended September 30, 2020, the Corporation recorded subsidies of $1,835, which was recognized as a reduction to operating expenses.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

During the nine month period ended September 30, 2021, the Corporation recorded subsidies of $1,617 (2020 - $4,108), of which $1,553 (2020 - $4,108) was recognized as a reduction to operating expenses and $64 (2020 - $nil) related to eligible costs incurred in connection with the development of software that were capitalized as intangible assets.

As at September 30, 2021, the Corporation had received payment for all CEWS claims filed (December 31, 2020 - $459 recorded in accounts receivable in the condensed consolidated interim statements of financial position).

In the second quarter of 2020, the Corporation participated in the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act and received $301 in funding for the Corporation's US subsidiaries. During the second quarter of 2021, the loan was fully forgiven and the Corporation recognized $301 as a reduction to employment costs.

7. IMPAIRMENT

In accordance with its accounting policy, the Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year and when an indicator of impairment is considered to exist.

Intangible Asset Impairment

During the third quarter of 2021, Management identified impairment indicators for a finite-life intangible asset under development and concluded that the specific asset was impaired. The cause of the impairment was due to COVID-19 considerations resulting in a shift in product priorities with certain loyalty program partners during the pandemic. As at September 30, 2021, Management assessed the recoverability of this asset to be nil and recorded an impairment charge of $428. The conditions that gave rise to the impairment were specific to the impaired intangible asset and not present for other assets of the Corporation. Based on the facts and circumstances present as at September 30, 2021 and qualitative assessment, Management concluded that there was no impairment to the Corporation's other assets nor goodwill.

Goodwill and CGU Impairment

The outbreak of COVID-19 had a significant negative impact on the Corporation's transactional volumes and revenue in the second quarter of 2020. The Corporation performed a quantitative assessment for the legacy Points Travel CGU as at June 30, 2020. Based on the results of the assessment, the recoverable amount for the legacy Points Travel CGU was lower than the carrying amount. As a result, the Corporation recorded an impairment charge of $1,798 in the second quarter of 2020, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses and other assets of $172 and intangible assets of $27.

The Corporation determined the recoverable amount of the legacy Points Travel CGU as at June 30, 2020 based on the VIU method, which was calculated by discounting the future cash flows generated from continuing use.

The Corporation included five years of cash flows in the model. The future cash flows were based on estimates of expected future operating results of the legacy Points Travel CGU after considering the current economic conditions and a general outlook for the travel industry. The cash flow forecasts were extrapolated beyond the five-year period using a terminal growth rate.

Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The pre-tax discount rate used in the recoverable amount calculation was 23.4%.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The duration and impact of the COVID-19 pandemic on future periods remains unknown.  Some of the key assumptions used in the impairment assessment, including cash flow projections, discount rates, and terminal growth rates may change in future periods. Given the high degree of uncertainty with the impact of COVID-19, Management used multiple, probability weighted cash flow projections in determining the recoverable amount of the legacy Points Travel CGU as at June 30, 2020.

The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter of 2020 that were lower than expectations, and updated travel industry forecasts that projected a longer recovery period than what was originally expected at the beginning of the pandemic.

8. CAPITAL AND OTHER COMPONENTS OF EQUITY

Share Offering

In March 2021, the Corporation completed an underwritten public offering of 1,687,510 common shares at a price of CAD $18.75 per common share, for aggregate gross proceeds of $25,129 (CAD $31,641), which included 220,110 common shares purchased by the underwriters pursuant to the exercise of the over-allotment option. After deduction of the underwriters' fees and expenses of the offering, net proceeds were $23,275.

Normal Course Issuer Bid

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares. On August 14, 2019, the NCIB program was renewed with a total of 679,034 shares to be repurchased under this 2019 plan (the "2019 Repurchase"), representing 5% of the Corporation's 13,580,692 shares issued and outstanding as of July 31, 2019. The Corporation entered into an automatic share purchase plan with a broker to facilitate the 2019 Repurchase.

On September 9, 2020, the NCIB program was renewed with a total of 661,370 shares to be repurchased under this 2020 plan, representing 5% of the Corporation's 13,227,407 shares issued and outstanding as of August 31, 2020. The Corporation entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

On September 9, 2021, the NCIB program was renewed with a total of 746,992 shares to be repurchased under this 2021 plan, representing 5% of the Corporation's 14,939,842 shares issued and outstanding as of August 31, 2021. The Corporation has entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

The primary purpose of the NCIB repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods.  Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position, and other factors.

During the three and nine months ended September 30, 2021, the Corporation did not repurchase and cancel any common shares under its NCIB program.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

During the three months ended September 30, 2020, the Corporation did not repurchase and cancel any common shares under its NCIB program. During the nine months ended September 30, 2020, the Corporation repurchased and cancelled 67,483 common shares at an aggregate purchase price of $1,042, resulting in a reduction of share capital and contributed surplus of $238 and $804, respectively.

9. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the three months ended September 30
	2021	2020
Net loss available to common shareholders for basic and diluted loss per share	$(1,236)	$(2,467)
Weighted average number of common shares outstanding - basic	14,941,248	13,225,803
Effect of dilutive securities	-	-
Weighted average number of common shares outstanding - diluted	14,941,248	13,225,803
Loss per share - reported
Basic	$(0.08)	$(0.19)
Diluted	$(0.08)	$(0.19)

	For the nine months ended September 30
	2021	2020
Net loss available to common shareholders for basic and diluted loss per share	$(1,876)	$(4,674)
Weighted average number of common shares outstanding - basic	14,383,659	13,221,129
Effect of dilutive securities	-	-
Weighted average number of common shares outstanding - diluted	14,383,659	13,221,129
Loss per share - reported
Basic	$(0.13)	$(0.35)
Diluted	$(0.13)	$(0.35)

For the three and nine months ended September 30, 2021, there were 997,200 options (2020 - 1,113,556) excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

10. LONG TERM DEBT

On December 10, 2019, the Corporation entered into a $50,000 senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. The credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures and acquisitions. This credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

On November 23, 2020, the Corporation entered into an agreement with the lenders to amend the existing senior secured credit facility (the "Amendment"). Under the terms of the Amendment, the financial covenants which included the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio were replaced through to June 30, 2021 with a minimum Adjusted EBITDA and a minimum liquidity test, with the Corporation agreeing to extend the Minimum Adjusted EBITDA test two additional quarters. Under the Amendment, the Corporation agreed to reduce the facility size from $50,000 to $40,000. The Corporation also agreed to not initiate any purchases under the NCIB program and to restrict payments related to the RSU plan up to June 30, 2021. The amended credit facility also included an anti-cash hoarding clause, which required a repayment of excess cash borrowings when the Corporation's unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeded $25,000. Beginning in the third quarter of 2021, this amount has been increased to $30,000. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%. The LIBOR is set to be phased out by the end of 2021. Under the Amendment, the Corporation has negotiated with the lenders to replace LIBOR with the Secured Overnight Financing Rate (SOFR) as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator, with the option for the Corporation to early adopt with the approval of the lenders.

During the first quarter of 2021, the Corporation repaid $15,000 on the senior secured credit facility. As at September 30, 2021, the Corporation did not have any borrowings on the senior secured credit facility (December 31, 2020 - $15,000).

The credit facility contains certain financial and other covenants that the Corporation is required to maintain. The Corporation was in compliance with all applicable covenants under the credit facility agreement as at September 30, 2021.

Subsequent to the end of the third quarter of 2021, we entered into an agreement with our lenders to further amend our senior secured credit facility to revise the Minimum Adjusted EBITDA requirement for the fourth quarter of 2021.

11. SHARE-BASED COMPENSATION

As at September 30, 2021, the Corporation had two equity-settled share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over a period commensurate with the expected life of the options. During the three and nine month period ended September 30, 2021, the Corporation did not grant any options (2020 - nil).

During the three and nine months ended September 30, 2021, the Corporation recognized expense of $51 and $155 related to its share option plan, respectively.

In 2020, the adverse impact of the COVID-19 pandemic on the business has affected the probability of achieving certain performance thresholds of the performance options previously granted. During the first quarter of 2020, the Corporation used the modified grant-date method and reassessed the probability of achieving the specified performance metrics for the performance options based on the most likely outcome, which resulted in a lower share option expense for the quarter. During the three and nine months ended September 30, 2020, the Corporation recognized expense of $174 and $312, respectively, related to its share option plan.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at September 30, 2021 and 2020 are shown in the table below:

	September 30, 2021	September 30, 2020
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(997,200)	(1,113,556)
Options available for grant	532,660	416,304

A summary of the status of the Corporation's share option plan as at September 30, 2021 and 2020, and changes during the nine months ended on those dates is presented below.

	2021		2020
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning of period	1,021,156	$14.54	1,321,288	$14.26
Exercised	(23,956)	$10.50	(150,511)	$12.19
Expired and forfeited	-	-	(57,221)	$15.30
End of period	997,200	$14.63	1,113,556	$14.49
Exercisable at end of period	-	-	40,206	$12.53

As at September 30, 2021:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$10.00 to $14.99	745,200	3.20	$13.93	-	-
$15.00 to $19.99	252,000	3.89	$16.72	-	-
	997,200			-

As at September 30, 2020:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	14,570	0.44	$9.89	14,570	$9.89
$10.00 to $14.99	846,986	4.16	$13.90	9,386	$11.45
$15.00 to $19.99	252,000	4.89	$16.72	16,250	$15.51
	1,113,556			40,206

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Share unit plan

During the three and nine months ended September 30, 2021, 11,417 and 278,593 share units were granted, respectively (2020 - 18,410 and 516,525 share units). As at September 30, 2021, 537,344 share units were outstanding (2020 - 606,139 share units).

During the three and nine months ended September 30, 2021, the Corporation recognized expense of $1,589 and $4,004, respectively, (2020 - $813 and $2,341) related to its share unit plan.

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2021	570,126	$15.06
Granted	278,593	$17.57
Vested	(285,815)	$14.20
Forfeited	(25,560)	$14.69
Balance at September 30, 2021	537,344	$16.83

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2020	496,942	$14.63
Granted	516,525	$15.36
Vested	(386,259)	$14.97
Forfeited	(21,069)	$14.50
Balance at September 30, 2020	606,139	$15.04

Under the Share Unit plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the three and nine months ended September 30, 2021, 131,800 shares and 158,000 shares, respectively, (2020 - nil and nil) were purchased by the trust at a cost of $2,273 and $2,726 (2020 - nil and nil). The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. For the three month period ended September 30, 2021, 13,522 share units (2020 - 12,701 share units) vested, for which the Corporation settled 7,251 share units (2020 - 12,518 share units) through the issuance of shares held in trust and paid $104 (2020 - $2) of withholding taxes. For the nine month period ended September 30, 2021, 285,815 share units (2020 - 386,259 share units) vested, for which the Corporation settled 144,546 share units (2020 - 279,384 share units) through the issuance of shares held in trust and paid $2,405 (2020 - $1,182) of withholding taxes.

12. GUARANTEES AND COMMITMENTS

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)(2)	$317,779	$21,691	$123,033	$127,153	$45,902	$-

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles for each contract year over the duration of the contract term between the Corporation and loyalty program partner.  Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Nine months ended
For the period ended September 30	2021	2020	2021	2020
Decrease in funds receivable from payment processors	$984	$4,142	$60	$10,718
(Increase) Decrease in accounts receivable	(6,431)	561	(8,822)	13,143
Decrease (Increase) in prepaid taxes	478	(426)	1,570	(428)
(Increase) Decrease in prepaid expenses and other assets	(346)	(345)	(1,317)	138
Increase (Decrease) in accounts payable and accrued liabilities	4,535	(2,361)	3,816	(9,093)
Increase (Decrease) in income taxes payable	920	(36)	1,099	(1,915)
Increase (Decrease) in other liabilities	29	(298)	108	193
Increase (Decrease) in payable to loyalty program partners	1,458	(29,394)	12,689	(48,024)
	$1,627	$(28,157)	$9,203	$(35,268)

14. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at September 30, 2021 and December 31, 2020 due to their short-term maturities. The fair value of long-term debt approximates its carrying value as at December 31, 2020.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at September 30, 2021 and December 31, 2020 are as follows:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

As at September 30, 2021	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$152	$152

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(248)	(248)
	$(96)	$(96)

As at December 31, 2020	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$827	$827
	$827	$827

(i) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at September 30, 2021 and December 31, 2020 and there were no transfers of financial instruments between Levels 2 and 3 of the fair value hierarchy in the respective periods.

15. RECLASSIFICATION OF EXPENSES

During the first quarter of 2021, the Corporation updated its expense classification to align the presentation with how Management views the business internally and to make its reporting more relevant and comparable to other technology enabled platform companies. The prior period comparatives have been reclassified to conform to the current period presentation. As part of this reclassification, Foreign exchange gain/loss is no longer included in Total operating expenses. The reclassification did not result in a change in Income (Loss) before income taxes. Under the current presentation, Employment costs, Marketing and communications, Technology services and Other operating expenses are now reclassified as Sales and marketing, Research and development and General and administrative.

Sales and Marketing

Sales and marketing expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and Development

Research and development expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

General and Administrative

General and administrative expenses consist of employment costs, including share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of the executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

The following are the classification of expenses for the three and nine month period ended September 30, 2020 under the previous and current presentations.

Previous presentation:

	Three months ended	Nine months ended
	September 30, 2020	September 30, 2020
OPERATING EXPENSES
Employment costs	$5,447	$18,079
Marketing and communications	255	922
Technology services	656	2,140
Depreciation and amortization	1,173	3,681
Foreign exchange gain	(178)	(296)
Other operating expenses	1,485	5,525
Impairment charges	-	1,798
Total Operating Expenses	$8,838	$31,849

Current presentation:

	Three months ended	Nine months ended
	September 30, 2020	September 30, 2020
OPERATING EXPENSES
Sales and marketing	$2,969	$10,300
Research and development	2,255	8,217
General and administrative	2,619	8,149
Depreciation and amortization	1,173	3,681
Impairment charges	-	1,798
Total Operating Expenses	$9,016	$32,145

Foreign exchange gain	(178)	(296)
	$8,838	$31,849

16. SUBSEQUENT EVENT

Subsequent to the end of the third quarter of 2021, the Board of Directors approved the Corporation’s amalgamation with its wholly-owned subsidiary, Points.com Inc., which will be effective January 1, 2022. As part of this amalgamation process, the name of the public company legal entity will change from Points International Ltd. to Points.com Inc. in 2022.

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